UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Forest Road Acquisition Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

34619V103

(CUSIP Number)

April 27, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34619V103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 269,875*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 269,875*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,875*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 34619V103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 269,875*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 269,875*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,875*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 34619V103

Item 1.

(a)	Name of Issuer Forest Road Acquisition Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 1177 Avenue of the Americas, 5th Floor New York, New York 10036

Item 2.

(a)	Name of Person Filing: Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2130 New York, New York 10004

(c)	Citizenship Antonio Ruiz-Gimenez – Spain Kerry Propper – United States

(d)	Title of Class of Securities Class A Ordinary Shares

(e)	CUSIP Number 34619V103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

CUSIP No. 34619V103

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Antonio Ruiz-Gimenez – 269,875* Kerry Propper – 269,875*

(b)	Percent of class: Antonio Ruiz-Gimenez – 6.03%* Kerry Propper – 6.03%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(ii)	Shared power to vote or to direct the vote Antonio Ruiz-Gimenez – 269,875* Kerry Propper – 269,875*

(iii)	Sole power to dispose or to direct the disposition of Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(iv)	Shared power to dispose or to direct the disposition of Antonio Ruiz-Gimenez – 269,875* Kerry Propper – 269,875*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The Class A Ordinary Shares (the “Shares”) of the Issuer reported herein are held by (1) one or more private funds managed by a registered investment adviser (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such Shares held by sub-accounts of one or more pooled investment vehicles managed by a Delaware limited liability company and (2) a private fund managed by an affiliate of the Adviser. Antonio Ruiz-Gimenez and Kerry Propper are Managing Members of the Adviser and its affiliate.

By virtue of the relationships, the reporting persons may be deemed to have shared voting and dispositive power with respect to the Shares held by the private funds. For the purposes of Reg. Section 240.13d-3, the reporting persons herein may be deemed to beneficially own an aggregate of 269,875 Shares, or 6.03%, of the 4,474,604Shares issued and outstanding as of May 15, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 15, 2023.

This report shall not be deemed an admission that any reporting person or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

CUSIP No. 34619V103

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 34619V103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2023

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 34619V103

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Forest Road Acquisition Corp. II together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: June 12, 2023

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually